UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of May 26, 2004

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Trans-Orient Petroleum Ltd. Changes Trading Symbol

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Garth Johnson
Garth Johson
Chief Financial Officer
Corporate Secretary
Date: May 26, 2004

Trans-Orient Petroleum Ltd. Changes Trading Symbol

Vancouver, BC, May 24, 2004 -- /PRNewswire/ -- Trans-Orient Petroleum Ltd., (OTCBB:TOPTF) announced today that the Company was advised on May 20, 2004 by NASDAQ Stock Market, that the Company's trading symbol will be changed to TOPLF effective May 26, 2004.

For further Information:
604-682-6496